Filed pursuant to Rule 497(a)
File No. 333-259996
Rule 482 ad

FUNDRISE



We want to spotlight a preferred equity investment in the Fundrise Income Real Estate Fund: a 165-unit ground-up multifamily development in West Houston, Texas, adjacent to Sugar Land. The investment carries a 14.00%[1] annual gross interest rate.

Investment overview

- **Investment type:** Preferred equity
- **Annual gross interest rate:** 14.00%[1]
- **Location:** West Houston, TX (Sugar Land/Missouri City submarket)
- **Asset type:** 165-unit ground-up multifamily development
- **Investment term:** 3 years
- **Funds:** Income Real Estate Fund and Opportunistic Credit Fund II

The development will consist of two five-story residential buildings with elevators and climate-controlled corridors, featuring a mix of studio, one-, two-, and three-bedroom units. Community amenities include a resort-style pool, fitness center, BBQ grilling areas, dog park, coworking lounge, library, coffee and snack bar, and car wash.

What makes this development particularly compelling is its unit mix. Roughly 72% of units are over 1,000 square feet with two or more bedrooms, compared to just 53% at competitive properties in the area. That's a deliberate design choice: the development is zoned for Fort Bend ISD, one of the highest-rated school districts in Texas. For families who want access to those schools while renting, this community is designed to serve that need at rents that Sugar Land itself cannot offer.

Local market insights from RealAI

Houston's broader multifamily market is navigating a meaningful supply cycle, with asking rents down 4–8% year-over-year across much of the metro as a wave of new deliveries has been absorbed. The development's immediate zip code sits largely outside that pressure. RealAI reports that the area is posting 2.7% rent growth year-over-year with occupancy near 94.9%, outperforming the Houston metro by approximately 150 basis points. The dynamic is structural: at approximately $1,110/month, rents in the development's zip code run roughly 24% below the broader Houston metro average and 27% below Sugar Land, positioning the area as the natural affordability destination for workers who need proximity to both.

What makes this location particularly compelling is the concentration of employment within a short commute. RealAI identifies the area as the residential catchment for an emerging Fort Bend County logistics corridor. The Amazon CityPark logistics facility is expected to open in November 2026 while AAOI Manufacturing broke ground on a new facility in February 2026.

On the supply side, new construction in the immediate area is minimal, even as 18,000+ units deliver across Houston over the next 18 months. RealAI notes that the area's discount positioning, the best-priced option adjacent to one of Texas's wealthiest suburbs, has historically insulated it from the metro's rent corrections while maintaining occupancy above 93%. In our view, a new product with Fort Bend ISD zoning and a differentiated amenity package is positioned to lease above current market averages in this zip code.

Why this matters

This deal captures several dynamics we look for in preferred equity investments. The 14.00%[1] gross return is among the highest yields in the current portfolio. The 3-year term is shorter than many of our other preferred equity positions, which offers a faster return of capital. And the development targets a specific, underserved niche in the market: family-sized rental units with access to a top-tier school district in a high-income submarket.

As with all of our private credit investments, this deal is backed by a tangible, physical asset in a growing market. This ground-up development position reflects our conviction in sourcing opportunities where we can capture returns from the earliest stages of value creation, backed by disciplined underwriting and strong sponsor relationships. For a deeper look at how our approach differs from other corners of the private credit market, read our update, Private Credit: What You Should Know.

The 14.00%[1] gross return contributes to the **Income Real Estate Fund's current 8.14%[2] annualized distribution rate** while also supporting the **Opportunistic Credit Fund II's current 11%[3] distribution rate**.

If you have any questions, feel free to reach out to our Investor Relations team at investments@fundrise.com.

Invest now

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other financings), the performance of this asset to the investor is currently unknowable and may ultimately be lower or higher than the stated rate.

2. As of August 18, 2026. The Income Real Estate Fund's current month's distribution is annualized and divided by the prior month's net asset value per share.

3. As of April 2026. The Opportunistic Credit Fund II's current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

Four preferred equity positions earning 13.50% annualized gross



We want to highlight a set of investments across your portfolio — four preferred equity positions in stabilized build-for-rent communities across the Dallas-Fort Worth and Phoenix metro areas, each structured to earn a 13.50% annualized gross rate.

These investments were made as part of a single portfolio recapitalization, alongside an experienced sponsor we have worked with across multiple transactions and market cycles.

Investment highlights

- **Investment type:** Preferred equity
- **Gross rate:** 13.50% annualized[1]
- **Term:** 3 years
- **Fund:** Income Real Estate Fund

What these investments are — and why that matters

Each of the four properties is a stabilized, income-producing build-for-rent community. That means they are already built, already leased, and already generating rental income. The capital from these investments was used to pay off existing debt on the properties, replacing it with a new capital structure — a recapitalization, not a development bet.

For investors, that distinction matters. Exposure to assets with established operating histories carries a different risk profile than ground-up development, and working with a sponsor who has managed this product type across multiple geographies and cycles adds an additional layer of confidence.

The properties

The Dallas-Fort Worth investments span three suburban growth corridors that reflect a consistent underlying theme — renters moving farther from the urban core in search of newer housing, more space, and better relative affordability:

- Forney Horizontal Multifamily, southeast of Dallas
- Melissa Horizontal Multifamily, north of the metro in Collin County
- Princeton Horizontal Multifamily, northeast of Dallas

The fourth property, Phoenix Horizontal Multifamily, is located in the western Phoenix metro, where build-for-rent communities have become a natural fit for households seeking the privacy and livability of a single-family home without the cost or commitment of ownership.

Why build-for-rent

Build-for-rent communities, sometimes called cottage-style or horizontal multifamily, give residents many of the features associated with single-family living: private entries, outdoor space, single-story layouts, and lower-density communities, with the convenience and professional management of an apartment community.

Demographic shifts, the widening affordability gap between renting and owning, and sustained undersupply of entry-level homes have together created a durable cohort of renters who want more space and privacy than a traditional apartment provides but are not positioned, or don't want, to own. Build-for-rent communities serve that demand directly — and it is a format Fundrise knows well, having invested in these communities across our funds both as an owner and as a credit investor over the past five years.

Local insights from RealAI

Dallas-Fort Worth: Dallas-Fort Worth MSA demonstrates a compelling affordability story, where above-average household incomes and below-market housing costs have combined to sustain renter demand through a supply-heavy cycle. At 8.3 million residents and job growth of 2.79% against a national rate of 2.11%, the market's underlying fundamentals have remained intact.

RealAI also noted that the market's active multifamily pipeline has contracted to its lowest level in more than a decade, while occupancy has improved to 92.7%. Single-family permits are down 13%, suggesting that developers across the residential spectrum are pulling back at the same time.

Meanwhile, professional services, technology, and healthcare together account for 45% of employment, the highest concentration among Texas markets, while median household income grew 1.5% over the past six months. These dynamics support a renter base that includes young professionals and dual-income households — residents who may want more space and privacy than a traditional apartment provides, but are not necessarily ready or willing to buy a home.

Phoenix: Like many high-growth Sun Belt markets, Phoenix has been working through a period of elevated new supply, which has weighed on rental growth and occupancy across parts of the market. But that supply cycle appears to be correcting. RealAI cited that permits are down 14% year-over-year, and industry projections point to a 67% pullback in multifamily deliveries by 2026.

At the same time, the market's demand drivers remain intact. Phoenix continues to benefit from above-average household income growth, employment growth that outpaces the national rate, and major long-term job catalysts, including the continued expansion of TSMC's semiconductor campus in North Phoenix.

What backs these investments

As a preferred equity investor, the Fund holds a senior position to the sponsor's common equity in the capital structure of each property. That positioning means our investment is structured to receive its stated return and repayment before common equity participates in distributions, an important distinction in the current private credit environment.

Not all private credit is the same. At Fundrise, we lend almost exclusively against real assets: physical, income-producing properties in strong markets with real equity behind our position. These four investments reflect that approach directly.

Looking ahead

Deploying capital across four properties simultaneously with a single sponsor reflects the kind of relationship that develops over multiple transactions and market cycles. These investments also strengthen both funds' income profiles. The 13.50%[1] gross return contributes to the Income Real Estate Fund's current 8.14%[2] annualized distribution rate.

Beyond these investments, we continue to see a robust pipeline of residential real estate credit opportunities involving sponsors we know, assets we understand, in markets where new supply appears to be moderating.

Questions? Reach our Investor Relations team at investments@fundrise.com.

Invest now

[1] This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of their investment agreement(s), and does not reflect either a gross or net return that an investor may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

[2] As of August 18, 2026. The current month's distribution is annualized and divided by the prior month's net asset value per share.

FUNDRISE

New 14.75% preferred equity investment in Charlotte, NC



We're pleased to announce a new addition to your Fundrise portfolio: a preferred equity investment in a 312-unit ground-up multifamily development in Charlotte, North Carolina.

Investment overview

- **Investment type:** Preferred equity
- **Annual gross interest rate:** 14.75%[1]
- **Location:** Charlotte, NC (North Charlotte submarket)
- **Asset type:** 312-unit ground-up multifamily development
- **Investment term:** 4 years (with option for 12-month extension)
- **Funds:** Income Real Estate Fund and Opportunistic Credit Fund II

The North Charlotte Development will feature five four-story elevator-served residential buildings alongside seven townhome buildings, a combination that gives this community a product variety uncommon in new multifamily construction and one that positions it differently from the standard apartment supply competing for renters in the market. Units range from 863 to 1,494 square feet, averaging 1,113 square feet, and include attached garages, nine-foot ceilings, private porches and patios, in-unit laundry, and large walk-in closets. Community amenities include a resort-style pool, fitness center, clubhouse and leasing center, dog park and pet spa, community parks and green spaces, grilling stations, conference rooms, and electric vehicle charging stations.

Local market insights from RealAI

Charlotte has built one of the Southeast's most structurally sound labor markets. RealAI reports that job growth over the past five years reached 18.1% against a national rate of 7.3%, driven by the city's concentration in financial services (11.3% employment share versus 6.6% nationally) and a broad professional economy where 44.8% of workers are employed in professional or creative occupations. Labor force participation stands at 68.8%, well above the national 64.0%, a gap that reflects genuine economic engagement rather than population growth alone.

The migration picture reinforces this. Charlotte is attracting higher-earning, more-educated residents. Population is growing at 1.3% annually against the 1.0% national rate, renter median income of $60,302 runs 8% above the national renter peer group, and median household income of $91,034 ranks in the 88th percentile nationally.

The near-term picture is more nuanced, and worth addressing directly. In-place rents are growing at just 0.5% annually, and asking rents have declined 5.2% over the past year as a wave of new supply has been absorbed across the metro. New lease tradeouts are negative (-1.7%), meaning landlords are offering concessions to hold occupancy. This is not a secret; it is the condition that shapes the opportunity. Multifamily permitting has declined 21% year-over-year, signaling that developers are pulling back from new construction in response to current conditions. And the market's rent-to-income ratio of 30.5% sits comfortably below the national 35.7%, providing meaningful headroom for rent recovery as supply normalizes.

Why this matters

This deal reflects a dynamic we often find attractive in ground-up preferred equity: the opportunity to lock in a high fixed return during a period of near-term market softness, backed by fundamentals that remain intact. The 14.75%[1] gross rate is among the highest preferred equity yields in the current portfolio, a return that reflects the development-stage risk premium we are being compensated for at a point in the cycle when many capital sources have stepped back from new construction financing.

The community's format is also a deliberate differentiation. The combination of apartment buildings and townhome-style units with attached garages and private outdoor space serves renters who want the space and privacy of a single-family home without the cost of ownership, a profile that standard urban apartment product largely ignores. In a market where concessions are common, that specificity matters at lease-up.

The sponsor has completed over $4.5 billion in multifamily transactions — 32,000 units acquired, developed, or financed, with roughly 4,000 more currently under construction. This is Fundrise's fifth investment with them, a relationship built on a track record of executed projects and shared underwriting discipline. As with all of our private credit investments, this position is backed by a tangible physical asset with real equity behind our position. For a deeper look at how our approach differs from other corners of the private credit market, read our update, Private Credit: What You Should Know.

The 14.75%[1] gross return contributes to the **Income Real Estate Fund's current 8.14%[2] annualized distribution rate** while also supporting the **Opportunistic Credit Fund II's current 11%[3] distribution rate**. This ground-up development position reflects our conviction in sourcing opportunities where we can capture returns from the earliest stages of value creation, backed by disciplined underwriting and strong sponsor relationships.

If you have any questions, feel free to reach out to our Investor Relations team at investments@fundrise.com.

Invest now

[1] This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund and Opportunistic Credit Fund II under the terms of their investment agreement(s), and does not reflect either a gross or net return that an investor may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return. However, please note that all investors in the Opportunistic Credit Fund II will be subject to a 1.75% fund management fee, and, if the Opportunistic Credit Fund II is able to achieve a greater than 10% overall return on its portfolio, which is also uncertain and undeterminable at this time, then the asset will also be subject to an additional 20% performance-based fee for those Opportunistic Credit Fund II investors.

[2] As of August 18, 2026. The Income Real Estate Fund's current month's distribution is annualized and divided by the prior month's net asset value per share.

[3] As of August 2026. The Opportunistic Credit Fund II's current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

FUNDRISE

Four preferred equity positions earning 13.50% annualized gross



We want to highlight four preferred equity investments in your portfolio: stabilized build-for-rent communities across Dallas-Fort Worth and Phoenix, each earning a 13.50% annualized gross rate.[1]

At a glance

- **Investment type:** Preferred equity
- **Gross rate:** 13.50% annualized[1]
- **Term:** 3 years
- **Fund:** Income Real Estate Fund

The properties

- Forney Horizontal Multifamily, southeast of Dallas
- Melissa Horizontal Multifamily, north of the metro in Collin County
- Princeton Horizontal Multifamily, northeast of Dallas
- Phoenix Horizontal Multifamily, western Phoenix metro

Why this matters

These are recapitalizations, not new developments. Each of the four properties is a stabilized, income-producing build-for-rent community. That means they are already built, already leased, and already generating rental income.

Both markets, Dallas-Fort Worth and Phoenix, are seeing meaningful pullbacks in new supply, while demand fundamentals (employment growth, household formation, the rent-vs.-own affordability gap) remain intact.

The respective 13.50%[1] gross return from these properties contributes to the Income Real Estate Fund's current 8.14%[2] annualized distribution rate.

Looking ahead

Beyond these investments, we continue to see a robust pipeline of residential real estate credit opportunities involving sponsors we know, assets we understand, in markets where new supply appears to be moderating.

Questions? Reach our Investor Relations team at investments@fundrise.com.

Invest now

Read full update

---

[1] This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of their investment agreement(s), and does not reflect either a gross or net return that an investor may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

[2] As of August 18, 2026. The current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

The Fundrise Income Real Estate Fund seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of The Fundrise Income Real Estate Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseincomerealestatefund.com. Pursuant to Rule 30e-1 under the Investment Company Act of 1940, please click here or see the "Literature" section of fundriseincomerealestatefund.com for the Income Fund's Semi-Annual Report.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036